UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

NET2PHONE, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

64108N10

(CUSIP Number)

Joyce J. Mason, Esq.

General Counsel and Secretary

IDT Corporation

520 Broad Street

Newark, New Jersey 07102

(973) 438-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 28, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this statement because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

The undersigned IT Stock, LLC, NTOP Holdings, L.L.C., IDT Domestic-Union, LLC, IDT Investments, Inc., IDT LMC-N2P Acquisition, Inc., IDT LMC-N2P Acquisition II, Inc., IDT LMC-N2P Acquisition III, Inc., IDT Domestic Telecom, Inc., IDT Telecom, Inc., IDT Corporation (“IDT”) and Howard S. Jonas hereby file this Amendment No. 5 to the Schedule 13D, which amends their Schedule 13D with respect to the common stock of Net2Phone, Inc. (“Net2Phone”), as previously amended.

Item 4. Purpose of Transaction

On June 28, 2005, IDT delivered a letter to the board of directors of Net2Phone notifying it of IDT’s intention to commence a tender offer for all outstanding shares of common stock of Net2Phone not owned by IDT or its affiliates at a price of $1.70 per share, net to the sellers in cash, without interest. The tender offer will be subject to (i) the non-waivable condition that it be accepted by holders of a majority of the outstanding shares of common stock of Net2Phone not owned by IDT and its affiliates and (ii) the waivable condition that IDT directly or indirectly own at least 90% of the outstanding shares of common stock of Net2Phone following consummation of the tender offer. As promptly as practicable following the consummation of the tender offer, IDT will effect a merger of Net2Phone with a subsidiary of IDT in which all remaining holders of Net2Phone common stock will receive the same consideration for their shares as the holders who tendered their shares received in the tender offer. The tender offer also will be subject to other terms and conditions that will be set forth in the tender offer materials that will be distributed by IDT to Net2Phone’s stockholders. IDT anticipates that the tender offer will be commenced after the special committee of the Net2Phone board of directors and its advisors have had an opportunity to review and consider the tender offer. A copy of the offer letter, dated June 28, 2005, delivered by IDT to the Net2Phone board of directors is attached as Exhibit 28. A copy of the press release issued by IDT on June 28, 2005 announcing IDT’s intention to commence the offer is attached as Exhibit 29.

Following successful completion of the tender offer, the Reporting Persons may (i) terminate the Issuer’s registration as a reporting company pursuant to Section 12(g)(4) of the Exchange Act, (ii) delist the Shares from quotation on the Nasdaq National Market, (iii) modify the present capitalization of the Issuer by retiring some of the Shares and/or (iv) change the composition of the present board of directors or management of the Issuer.

Item 7. Material to be Filed as Exhibits

Exhibit 6	Name, position, principal occupation and business address of each executive officer and director of IDT Telecom.

Exhibit 7	Name, position, principal occupation and business address of each executive officer and director of IDT.

Exhibit 23	Name, position, principal occupation and business address of each executive officer and director of IDT LMC-N2P Acquisition I, Inc.

Exhibit 24	Name, position, principal occupation and business address of each executive officer and director of IDT LMC-N2P Acquisition II, Inc.

Exhibit 25	Name, position, principal occupation and business address of each executive officer and director of IDT LMC-N2P Acquisition III, Inc.

Exhibit 28	Offer letter, dated June 28, 2005.

Exhibit 29	Press release, dated June 28, 2005.

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 29, 2005

IT STOCK, LLC
By:	NTOP Holdings, L.L.C., its member

By:	/s/ Howard S. Jonas
Name:	Howard S. Jonas
Title:	Manager

NTOP HOLDINGS, L.L.C.

By:	/s/ Howard S. Jonas
Name:	Howard S. Jonas
Title:	Manager

IDT DOMESTIC-UNION, LLC
By:	IDT Domestic Telecom, Inc., its managing member

By:	/s/ Morris Lichtenstein
Name:	Morris Lichtenstein
Title:	Chief Executive Officer

IDT INVESTMENTS, INC.

By:	/s/ Bo Yan
Name:	Bo Yan
Title:	Acting President

IDT LMC-N2P ACQUISITION, INC.

By:	/s/ James Courter
Name:	James Courter
Title:	President

IDT LMC-N2P ACQUISITION II, INC.

By:	/s/ James Courter
Name:	James Courter
Title:	President

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IDT LMC-N2P ACQUISITION III, INC.

By:	/s/ James Courter
Name:	James Courter
Title:	President

IDT DOMESTIC TELECOM, INC.

By:	/s/ Morris Lichtenstein
Name:	Morris Lichtenstein
Title:	Chief Executive Officer

IDT TELECOM, INC.

By:	/s/ Morris Lichtenstein
Name:	Morris Lichtenstein
Title:	Chief Executive Officer

IDT CORPORATION

By:	/s/ Howard S. Jonas
Name:	Howard S. Jonas
Title:	Chairman of the Board

/s/ Howard S. Jonas
Howard S. Jonas

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